TASEKO DIRECTORS ACQUIRE SHARES

March 9, 2016, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the “Company”) announces that directors Russell Hallbauer and Robert Dickinson acquired a total of 2.5 million Taseko shares yesterday on the open market.

  Mr. Hallbauer, who is also President and CEO of Taseko, acquired 1.5 million shares, bringing his total personal holdings to approximately 3.7 million shares or 1.7% of Taseko’s 221.8 million shares issued and outstanding.
  Mr. Dickinson acquired 1 million shares, bringing his total personal holdings to approximately 3.5 million shares or 1.6% of Taseko’s shares issued and outstanding.

These purchases follow Taseko’s previous disclosure in a news release dated January 26, 2016 that Mr. Hallbauer had recently acquired shares and that he and other members of the Board may acquire more shares. As stated on January 26, 2016, such purchases reflect confidence in Taseko’s business strategy and its ability to create value for all shareholders. Members of the board may continue to acquire shares.

Complete details of the share purchases by Mr. Hallbauer and Mr. Dickinson have been filed on the System for Electronic Disclosure by Insiders (SEDI), Canada’s on-line service for filing and viewing insider reports.

Shareholders will receive detailed information in advance of the special meeting by way of a Management Information Circular. Shareholders should read the circular carefully before reaching a decision with regard to their votes.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Shareholders may also contact Taseko’s proxy solicitation agent:
Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

Russell Hallbauer
President and CEO

About Taseko

Taseko is focused on the operation and development of mines in North America. Headquartered in Vancouver, Canada, Taseko is the owner (75%) and operator of the Gibraltar Mine, the second largest open pit copper-molybdenum mine in Canada. Taseko’s Aley Niobium Project, Florence Copper Project, and New Prosperity Gold-Copper Project are all advanced staged projects which provide the Company with a diverse commodity pipeline.

No regulatory authority has approved or disapproved of the information contained in this news release.